FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

December 20, 2004

Item 3.	PRESS RELEASE

December 20, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp and its co-development partner Fujisawa Healthcare, Inc. today announced results from their recently completed 416-patient atrial arrhythmia phase 3 clinical study, called ACT 1. The study showed that of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<.001).

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) and its co-development partner Fujisawa Healthcare, Inc. today announced results from their recently completed 416-patient atrial arrhythmia phase 3 clinical study, called ACT 1. The study showed that of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<.001).

The ACT 1 study data suggests that RSD1235 is also safe and well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235. There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs.

ACT 1 measured the safety and efficacy of intravenous RSD1235 in 416 patients with atrial arrhythmia. The study looked at three sub-groups of patients, including 237 patients with recent-onset AF (more than 3 hrs but less than 7 days), 119 patients with longer-term AF (more than 7 days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset AF to normal heart rhythm for a period of at least 1 minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2003, and was carried out in 45 centers in the US, Canada and Scandinavia. Co-chairmen of the study steering committee were Dr. Denis Roy from the Montreal Heart Institute and Dr. Craig Pratt from the Baylor College of Medicine. The independent Data Safety Monitoring Board was chaired by Prof. John Camm of St. George’s Hospital, London U.K.

In the overall AF study population (AF duration of 3 hours to 45 days) 38% of patients who were dosed with RSD1235 experienced termination of AF, as compared to 3% of placebo patients (p<.001). In the longer-term AF population, 8% of patients who were dosed with RSD1235 had their AF terminated, as compared to 0% of placebo patients. In the recent-onset AF population, 52% of those who were dosed with RSD1235 experienced conversion to normal heart rhythm, as compared to 4% of placebo patients (p<.001).

“We are excited about the clear and decisive results shown in this important study of RSD 1235.” stated Bob Rieder, President and CEO of Cardiome. “As promised, we have disclosed this top-line data as soon as we have received it. We look forward to disclosing additional detail from this study in two instalments. The first will occur in January in the form of a press release providing specific detail on the atrial flutter sub-study. Full study details will be presented at the Heart Rhythm Society meeting in New Orleans on May 4-7, 2005.”

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare, Inc. Cardiome retains worldwide rights to oral RSD1235 for the prevention of AF recurrence and all rights to the intravenous formulations outside of Canada, US and Mexico. Intravenous RSD1235 is currently being evaluated in two further Phase 3 clinical trials, entitled ACT 2 and ACT 3.

AF is an arrhythmia (erratic heartbeat) of the upper storage chambers of the heart. The disease is caused by irregular electrical impulses that regulate the heart’s rate and rhythm. AF is often associated with other forms of heart disease and is a leading contributor to stroke, congestive heart failure and sudden cardiac arrest. In 1999 there were 6.2 million cases of atrial arrhythmia in the developed world. The worldwide market for drugs to treat atrial fibrillation, the main category of atrial arrhythmia, was US$1.16 billion in 1999, with approximately $800 million of this in the US alone. Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced pro-arrhythmia and other cardiac liabilities. Market growth will be driven by an aging population and safer alternatives such as RSD1235

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 20th day of December, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.